May 3, 2017

VIA EDGAR AND OVERNIGHT MAIL

Ms. Melissa Raminpour

Branch Chief

Office of Transportation and Leisure

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Judiciary Plaza

Washington, DC 20549

RE:	Monro Muffler Brake, Inc. (the “Company”)

Form 10-K for the Fiscal Year Ended March 26, 2016

Filed May 25, 2016

Form 10-Q for the Quarterly Period Ended December 24, 2016

Filed February 2, 2017

Response Letter Dated April 25, 2017

File No. 000-19357

Dear Ms. Raminpour:

On behalf of Monro Muffler Brake, Inc., a New York Corporation, please find below the Company’s response to your comment letter dated April 25, 2017. In this letter, references to “we,” “ours,” “us” and the “Company” refer to Monro Muffler Brake, Inc. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Form 10-K or Form 10-Q.

For your convenience, the Staff’s comments are reproduced in italics below, followed by our responses.

Form 10-Q for the Quarterly Period Ended December 24, 2016

Management’s Discussion and Analysis, page 14

We have reviewed your response to prior comment 3. Please expand your discussion in MD&A to disclose that, beginning with fiscal year 2017 your business operations also included both commercial and wholesale operations. Please explain the nature of your primary retail business as compared to those of the commercial and wholesale operations. Please discuss the dollar or percentage impact of these operations on both your consolidated revenue and gross profit margins as it relates to sales mix, in light of your response that sales mix is a distinguishing contributor impacting gross margin. Please also disclose that you have determined that you operate in one operating segment that is inclusive of the retail, commercial and wholesale operations for the reasons stated in your response as to what the Chief Operating Decision Maker reviews and how assessment of the business and allocation of resources are based on consolidated data.

Response: We have evaluated our discussion in MD&A in Form 10-Q for the Quarterly Period Ended December 24, 2016 in consideration of the Staff’s comment and the requirements of Item 303(a) of Regulation S-K. We agree with the Staff’s comment and in future Form 10-Q and Form 10-K filings, beginning with our Form 10-K for the Fiscal Year Ended March 25, 2017, we will include in our discussion in MD&A that our business operations include both commercial and wholesale operations and we will explain the nature of our primary retail business as compared to those of the commercial and wholesale operations. We will also include in our discussion in MD&A the dollar or percentage impact of these operations on both our consolidated revenue and gross profit margins as it relates to sales mix.

In consideration of the Staff’s comment and requirements of ASC 280-10-50-21.a., we will expand our Background section of NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES of our annual Form 10-K, beginning with Form 10-K for the Fiscal Year Ended March 25, 2017, to include that Monro’s operations are organized and managed in one operating segment that is inclusive of the retail, commercial and wholesale operations for the reasons stated in our response to prior comment 3 within our letter dated April 11, 2017.

Please feel free to call the undersigned at 585-784-3356 should you have any questions or require additional information.

Sincerely,

/s/ Brian J. D’Ambrosia

Brian J. D’Ambrosia
Senior Vice President – Finance,
Treasurer and Chief Financial Officer

BJD: kar

CC:	Ms. Beverly A. Singleton – Securities and Exchange Commission

Ms. Claire Erlanger – Securities and Exchange Commission

Mr. Robert G. Gross – Executive Chairman

Mr. John W. Van Heel – Chief Executive Officer and President

Ms. Maureen E. Mulholland, Esq. – General Counsel

Monro Muffler Brake, Inc. Audit Committee Members

Mr. Alexander McClean, Esq. – Harter Secrest & Emery LLP

Mr. Keith Stolzenburg – PricewaterhouseCoopers LLP

Mr. Darin Pellegrino – Monro Muffler Brake, Inc.

Mr. Christian M. Snyder – Monro Muffler Brake, Inc.

Ms. Michelle A. Cohen – Monro Muffler Brake, Inc.

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